Exhibit 99.1
Annual General Meeting Rotterdam 12 May 2011 Chairman’s Letter and Notice of Meeting Creating a better future every day

Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands

To our Shareholders and Holders	30 March 2011
of depositary receipts
Dear Madam, Sir,

It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (the ‘AGM’). The meeting will be held on Thursday 12 May 2011 in our usual venue, the Rotterdam Hall of the Beurs-World Trade Center, Beursplein 37 in Rotterdam. The AGM will start at 10.30am.
At the AGM, Paul Polman, the Chief Executive Officer, will give a full report on the progress of the business in 2010.
This year marks the retirement of Jeroen van der Veer as a Non-Executive Director at the end of the AGM. During his time as a member of the Board, Jeroen has served as the Vice-Chairman & Senior Independent Director and also Chairman of our Nomination and Remuneration Committees. On behalf of the Board,
I take this opportunity to thank him for his valued contribution.
We are delighted to propose Sunil Bharti Mittal for election as a Non-Executive Director at this year’s AGM. Sunil is distinguished in his field and will further strengthen the expertise and independence of the Board, as well as broadening its diversity. His biography is included on page 6 of this Notice.
If re-appointed as a Director, Kees Storm will become the Vice-Chairman & Senior Independent Director, a member of the Remuneration Committee and a member of the Nomination Committee. If re-appointed as a Director, Paul Walsh will become Chairman of both the Remuneration Committee and the Nomination Committee.
The formal business at our AGM, covering issues such as the authority to issue shares and repurchase of shares and the adoption of the Company’s Annual Accounts, will be generally familiar to you. Full explanations of all proposed resolutions are set out in the explanatory notes to the Notice.
The Board believes that all the proposals to be put to you at the AGM are in the best interests of the Company and all Shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in the Company.

2   Unilever Chairman’s Letter and Notice of Meeting 2011

We welcome questions at the AGM on all of the above issues and on any other topics relevant to our business. If you would like to be assured of the fullest possible response, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue. Alternatively you may find the answer to your question on our website at www.unilever.com.
Enclosed with this letter you will find the Notice of the AGM being convened, together with the Explanatory Notes. A voting instruction form has been sent to those of you who are registered in the Company’s Register of Shareholders or who participate in the Shareholders’ Communication Channel in the Netherlands. Our 2010 year-end documents are available on our website at www.unilever.com/investorrelations.
If you would like to cast your votes electronically you will have to do so in any event no later than 5.30pm on Thursday 5 May 2011. Please refer to the information provided on page 7 of this Notice. All your votes are important to us, so I would urge you to cast your vote.
You have the right to attend the AGM and exercise your voting right if you are a holder of shares or depositary receipts on the Record Date, set on Thursday 14 April 2011.
I look forward to meeting as many of you as possible on 12 May 2011.
Yours sincerely,
Michael Treschow

Unilever Chairman’s Letter and Notice of Meeting 2011   3

Unilever N.V. Notice of the Annual General Meeting 2011
The Annual General Meeting of Shareholders (‘AGM’) is to be held on Thursday 12 May 2011 at 10.30am in the Beurs-World Trade Center, Rotterdam Hall, Beursplein 37 in Rotterdam.
Agenda
Report and Accounts for the year ended 31 December 2010
1.	Consideration of the Annual Report for the 2010 financial year submitted by the Board of Directors, including the Corporate Governance section and the Directors’ Remuneration Report*.

2.	Adoption of the Annual Accounts and appropriation of the profit for the 2010 financial year. (resolution)

3.	Discharge of Executive Directors. (resolution)

4.	Discharge of Non-Executive Directors. (resolution)
Re-appointment of Executive Directors
To re-appoint as Executive Directors:
5.	Mr P G J M Polman (resolution)**

6.	Mr R J-M S Huët (resolution)**
Re-appointment of Non-Executive Directors
To re-appoint as Non-Executive Directors:
7.	Professor L O Fresco (resolution)**

8.	Ms A M Fudge (resolution)**

9.	Mr C E Golden (resolution)**

10.	Dr B E Grote (resolution)**

11.	Ms H Nyasulu (resolution)**

12.	The Rt Hon Sir Malcolm Rifkind MP (resolution)**

13.	Mr K J Storm (resolution)**

14.	Mr M Treschow (resolution)**

15.	Mr P S Walsh (resolution)**
Appointment of Non-Executive Director
To appoint as Non-Executive Director:
16.	Mr S Bharti Mittal (resolution)**
Corporate matters
17.	Authorisation of the Board of Directors to purchase ordinary shares and depositary receipts thereof in the share capital of the Company. (resolution)

18.	Capital reduction with respect to shares and depositary receipts thereof held by the Company in its own share capital. (resolution)

19.	Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company. (resolution)

20.	Appointment of Auditors charged with the auditing of the Annual Accounts for the 2011 financial year. (resolution)
Miscellaneous
21.	Questions and close of Meeting.
* The Annual Accounts of Unilever N.V. for the 2010 financial year within the meaning of Article 361 of Book 2 of the Netherlands Civil Code comprise the Directors’ Remuneration Report set out in the Unilever Annual Report and Accounts 2010 on pages 61 to 67 and the financial statements set out on pages 72 to 123, pages 126, 127 and pages 129 to 132. The Unilever Annual Report and Accounts 2010 includes the information to be provided in accordance with Article 392, paragraph 1, of Book 2 of the Netherlands Civil Code.
** The resolution is subject to the passing of a similar resolution at the Unilever PLC AGM on 11 May 2011 in London, United Kingdom or at any adjournment thereof and becomes effective on the conclusion of the Unilever N.V. 2011 AGM.
All documents for the AGM, including the Unilever Annual Report and Accounts 2010, are available on www.unilever.com/investorrelations.
Copies may be obtained free of charge from the Company and through The Royal Bank of Scotland N.V. (“RBS”), telephone number +31 20 464 3707, email corporate.actions@rbs.com.

4   Unilever Chairman’s Letter and Notice of Meeting 2011

Explanatory notes to the Notice of Annual General Meeting 2011
Agenda item 1
Consideration of the Annual Report for the 2010 financial year submitted by the Board of Directors, including the Corporate Governance section and the Directors’ Remuneration Report.
Agenda item 2 – resolution
Adoption of the Annual Accounts and appropriation of the profit for the 2010 financial year
It is proposed that:
(i)	the Annual Accounts for the 2010 financial year drawn up by the Board of Directors be adopted; and

(ii)	the profit for the 2010 financial year be appropriated for addition to the balance sheet item ‘Profit retained’: €1,362,000,000.
The remaining profit for the 2010 financial year was distributed as follows:
•	for dividends on the preference shares: €6,130,969; and

•	for dividends on the ordinary shares: €1,292,000,000.
The dividends on ordinary shares as mentioned above were paid as follows to the holders of ordinary shares or depositary receipts registered on the respective Record Dates in one of the registers designated by the Board of Directors:
(i)	Q1 2010 interim dividend (Record Date 14 May 2010), paid on 16 June 2010;

(ii)	Q2 2010 interim dividend (Record Date 13 August 2010), paid on 15 September 2010;

(iii)	Q3 2010 interim dividend (Record Date 12 November 2010), paid on 15 December 2010;

(iv)	Q4 2010 interim dividend (Record Date 11 February 2011), paid on 16 March 2011.
Agenda item 3 – resolution
Discharge of Executive Directors
It is proposed that the Executive Directors in office in the 2010 financial year be discharged for the fulfilment of their task in the 2010 financial year.
Agenda item 4 – resolution
Discharge of Non-Executive Directors
It is proposed that the Non-Executive Directors in office in the 2010 financial year be discharged for the fulfilment of their task in the 2010 financial year.
Agenda items 5 to 17
(Re-)Appointment of Executive and Non-Executive Directors
Biographical details concerning each of the proposed candidates for (re-)appointment can be found on page 40 of the Unilever Annual Report and Accounts 2010, and also on our website at www.unilever.com/investorrelations.
Agenda items 5 and 6 – resolutions
Re-appointment of Executive Directors
Pursuant to Article 20, paragraph 1, of the Articles of Association, all Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Executive Director as set forth in the Articles of Association.
In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nomination Committee, to re-appoint as Executive Directors:
5.	Mr P G J M Polman

6.	Mr R J-M S Huët
Agenda items 7 to 15 – resolutions
Re-appointment of Non-Executive Directors
Pursuant to Article 20, paragraph 1, of the Articles of Association, all Non-Executive Directors retire each year at the Annual General Meeting as per the moment of appointment of at least one Non-Executive Director as set forth in the Articles of Association.
In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nomination Committee, to re-appoint as Non-Executive Directors:
7.	Professor L O Fresco

8.	Ms A M Fudge

9.	Mr C E Golden

10.	Dr B E Grote

11.	Ms H Nyasulu

12.	The Rt Hon Sir Malcolm Rifkind MP

13.	Mr K J Storm

14.	Mr M Treschow

15.	Mr P S Walsh
The Board of Directors has determined that, in its judgement, all the Non-Executive Directors being proposed for re-appointment are independent. The Board of Directors is satisfied that all Non-Executive Directors being proposed for re-appointment continue to perform effectively and demonstrate commitment to their roles. They are each chosen for their broad and relevant experience and international outlook.
If re-appointed as a Director, Kees will become the Vice-Chairman & Senior Independent Director, a member of the Remuneration Committee and a member of the Nomination Commitee. If re-appointed as a Director, Paul Walsh will become Chairman of both the Remuneration Committee and the Nomination Committee.
Kees Storm, born in 1942, is a Dutch citizen, and is the retired CEO of AEGON N.V., one of the world’s largest insurance groups. Following his retirement in 2002, Kees has served as a non-executive director of various globally operating companies, including Anheuser-Busch Inbev NV in Belgium and Baxter International Inc. in the US. He is also a member of the Audit Committee of these companies. He joined Unilever’s Board in 2006. He is a Certified Public Accountant and holds an MA from the University of Rotterdam in Business Economics.
Kees Storm has considerable, wide-ranging experience both as an executive and non-executive director which the Board, on the recommendation of the Nomination Committee, believes stands him in good stead for his appointment as Vice-Chairman & Senior Independent Director. He is internationally recognised as one of the most respected financial experts and therefore the Board believes that he will bring a valuable contribution to the future operation of the Remuneration Committee.
The Nomination Committee and the Board reviewed the nomination of Paul Walsh with a view to him becoming the new Chairman of both the Remuneration Committee and also of the Nomination Committee. The nomination as Chairman of the Remuneration Committee is in accordance the UK Corporate Governance Code, but the Dutch Corporate Code requires us to explain why an executive of a listed company is nominated to chair our Remuneration Committee. The nomination as Chairman of the Nomination Committee is in compliance with both the UK and Dutch Corporate Governance Code.

Unilever Chairman’s Letter and Notice of Meeting 2011   5

As CEO of Diageo Plc since 2000 Paul is recognised as one of the most respected business leaders. In managing this company, Paul shares our fundamental view that a company should be managed towards long-term, profitable and sustainable growth. Paul has also been a non-executive director of Fedex Corp. since 1996 and a member of its Compensation Committee. He has been a member a member of Unilever’s Remuneration and Nomination Committees since 2009.
With this long-term experience as an executive and non-executive director and his view on managing growth, Paul has gained profound knowledge and understanding of remuneration matters at companies operating globally and understands how remuneration policies support the growth objective. His experience and insight of remuneration matters is very valuable to Unilever. The board therefore believes that Paul is ideally placed to take the position of Chairman of the Remuneration Committee and will also make a valuable contribution as Chairman of the Nomination Committee.
If re-appointed as a Director, Ann Fudge will become a member of the Nomination Committee.
Agenda item 16 – resolution
Appointment of Non-Executive Director
In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendation made by the Nomination Committee, to appoint Mr Sunil Bharti Mittal as Non-Executive Director.
Sunil Bharti Mittal
Nationality: Indian. Age: 53.
Sunil started his career after graduating from Panjab University in India in 1976 and founded Bharti. He is a past president of the Confederation of Indian Industry, the premier industry body in India (2007-08). Sunil was previously an independent non-executive director of Standard Chartered Plc (2007-2009). Sunil was co-chairman of the World Economic Forum in 2007 at Davos and is a member of its International Business Council. He is also a member of the board of trustees of the Carnegie Endowment for International Peace. He is a member of several premier international bodies – International Advisory Committee to the NYSE Euronext Board of Directors and the International Business Advisory Councils of London & Rome. Sunil is also on the Telecom Board of the International Telecommunication Union, the leading UN Agency for Information and Communication Technology. He is a Commissioner of the Broadband Commission at ITU. He is a member of the India-US CEOs Forum and also serves as a member of the Executive Board of the Indian School of Business. He has received many business awards, including the ‘Global Vision’ Award 2008 by the US-India Business Council, and Asia Businessman of the Year by Fortune in 2006.
The Board of Directors has determined that, in its judgement, Sunil Bharti Mittal is independent, and believes that with his broad background in business he will be a valuable addition to the Board.
Agenda item 17 – resolution
Authorisation of the Board of Directors to purchase ordinary shares and depositary receipts thereof in the share capital of the Company
Renewal of this authority is sought at the AGM each year. The Board of Directors believes that it is advantageous for the Company to have the flexibility to purchase its own shares. The authorisation will only be used when the Board of Directors considers that such purchases would increase earnings per share and would be in the best interests of the Company and all Shareholders generally.
It is proposed to authorise the Board of Directors, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, for the period running from 12 May 2011 until 12 November 2012 to cause the Company to purchase, either through purchase on a stock exchange or otherwise, its own ordinary shares or depositary receipts thereof with a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2010 at a purchase price per share or depositary receipt thereof, excluding expenses, not lower than €0.01 (one eurocent) and not higher than 10% above the average of the closing price of the shares on the NYSE Euronext stock exchange in Amsterdam for the five business days before the day on which the purchase is made.
Agenda item 18 – resolution
Capital reduction with respect to shares and depositary receipts thereof held by the Company in its own share capital
It is proposed that the AGM resolve to reduce the issued share capital through cancellation of shares and depositary receipts thereof. The purpose of the reduction is to create flexibility with respect to the Company’s capital structure. It is restricted to a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2010. Only shares held by the Company or for which the Company holds depositary receipts may be cancelled. Shares that the Company holds in treasury for hedging share (option) plans will not be cancelled. The number of shares that will be cancelled following this resolution will be determined by the Board of Directors. Each time the amount of the capital reduction will be stated in the resolution of the Board of Directors that shall be filed at the Chamber of Commerce in Rotterdam.
Agenda item 19 – resolution
Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company
Renewal of this authority is sought at the AGM each year. It is proposed to designate the Board of Directors as the company body, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code to resolve to issue – or to grant rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to Shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers and acquisitions. There is no current intention to use this authority.
The authority sought is for the period running from 12 May 2011 until 12 November 2012.
Agenda item 20 – resolution
Appointment of Auditors charged with the auditing of the Annual Accounts for the 2011 financial year
Pursuant to Article 34, paragraph 3, of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year. It is proposed that, in accordance with Article 393 of Book 2 of the Netherlands Civil Code, PricewaterhouseCoopers Accountants N.V. be appointed to audit the Annual Accounts for the 2011 financial year.

6 Unilever Chairman’s Letter and Notice of Meeting 2011

Information about attending the Annual General Meeting 2011
The Annual General Meeting of Shareholders is to be held on Thursday 12 May 2011 at 10.30am in the Beurs-World Trade Center, Rotterdam Hall, Beursplein 37 in Rotterdam.
Record date
Admission to the AGM and voting rights
The Board of Directors has determined that holders of shares or depositary receipts on Thursday 14 April 2011, after closing of the books (the “Record Date”) and who are registered as such in one of the registers designated by the Board of Directors, have the right to attend the AGM and exercise their voting rights in accordance with the number of shares or depositary receipts thereof held at the Record Date.
No blocking
Dutch law prohibits the blocking of shares. As a consequence shares or depositary receipts thereof will not be blocked as of Thursday 14 April 2011.
Holders of shares or depositary receipts held thereof via the giro system
Attendance instructions
Holders of shares or depositary receipts thereof who wish to attend the AGM either in person or by proxy (see under “Proxies”), can notify their bank or broker, until Thursday 5 May 2011 at 5.30pm at the latest. The bank or broker will inform RBS who will send an admission ticket for the AGM by post or by e-mail to the notified holders of shares or depositary receipts thereof.
Proxies
Holders of shares or depositary receipts thereof who wish to have themselves represented at the AGM by a proxy holder appointed by them, must register in accordance with what is described above and deposit a written power of attorney. For this purpose, they can use the power of attorney printed on the admission ticket or the power of attorney available on www.unilever.com /investorrelations.
Voting instructions
Holders of shares or depositary receipts thereof who are unable to attend the AGM in person and wish to participate in the voting process can render their voting instructions electronically via www.rbs.com/evoting. By doing so voting instructions are given to Mr M.J. Meijer cs Notarissen, in Amsterdam, to cast their vote at the AGM. Voting instructions will be kept confidential and can be given until Thursday 5 May 2011 at 5.30pm at the latest.
Holders of shares or depositary receipts thereof participating in the Shareholders’ Communication Channel can cast their vote electronically via www.proxyvote.nl using the 12-digit code printed on the voting instruction form they receive via the Shareholders’ Communication Channel. Alternatively, they can return a completely filled-in voting instruction form to the address stated on it. In both cases the voting instructions must be received by Thursday 5 May 2011 at 5.30pm at the latest.
Unilever Trust Office
Holders of depositary receipts who attend the AGM either in person or by proxy will automatically receive from the Foundation Unilever N.V. Trust Office a proxy in accordance with the conditions of administration of these depositary receipts.
Holders of registered shares registered in the Shareholders’ register
Holders of registered shares will be approached individually in writing, by ANT Trust & Corporate Services N.V. (“ANT”). A written notification to attend the AGM, a completely filled-in voting instruction form or a written power of attorney must be received by ANT by Thursday 5 May 2011 at 5.30pm at the latest.
Identification
We kindly request you to bring a valid proof of identity to the AGM.
Route description
A detailed route description can be found on our website, www.unilever.com/investorrelations and is available upon request by sending an e-mail to CSECNV@unilever.com.

Unilever Chairman’s Letter and Notice of Meeting 2011   7

Unilever N.V.
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000
F +31 (0)10 217 4798
www.unilever.com